U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                               DOMINO'S PIZZA, INC.
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):



                             CTW INVESTMENT GROUP


March 31, 2014

Please WITHOLD support for the re-election of Director Andrew Balson and vote Meeting on April 29, 2014.

Dear Domino's Pizza Shareholder:

We urge you to Vote No on the Advisory Vote to Approve Executive Compensation ("Say-on-Pay"), and to Withhold support for the re-election of Andrew Balson, the sole member of the board's Compensation Committee up for re-election on April 29, 2014. We believe Domino's Pizza's aggressively leveraged balance sheet and the market's pricing in of high growth expectations places long-term shareholder value at a sensitive crossroads, making it essential that excessive and poorly structured pay practices are reformed, and compensation disclosures and oversight strengthened. For investors, the following are of immediate concern:

* Large discretionary equity awards that inflate executive pay, betray poor judgment, and also benefit independent directors;
* Long-term performance incentives that suffer from excessive short-termism, a lack of vital disclosures, and a generous pay-for-failure vesting schedule;
* An annual incentive plan that operates as a de-facto semi-annual bonus plan risking a myopic focus on quarterly performance; and
* Compensation Committee Chairman Mr. Balson's record of questionable pay oversight at public companies.

The CtW Investment Group works with pension funds sponsored by affiliates of Change to Win - a federation of unions representing over six million members
- to enhance long-term shareholder value through active ownership. These funds have $250 billion in assets under management, and are substantial shareholders of Domino's Pizza.

DOMINO'S PIZZA'S AGGRESSIVE STRATEGY REINFORCES THE NEED FOR LONG-TERM FOCUSED PAY.

Domino's Pizza's stock price valuation leaves as much to fear as to hope, with very high growth expectations priced into the stock. The shares of our company have benefited from strong multiple expansion over the past two years leaving Domino's Pizza's price to earnings ratio at a five-year high - 32x TTM and close to double the median multiple for consumer discretionary. It is vital, in this situation, that management is not incentivized to manage or meet these expectations in the short-run at the expense of long-term value creation. Domino's Pizza's aggressive leverage at 4.6x EBITDA, high above industry averages, similarly demands careful oversight and management incentives that encourage the prudent administration of the capital structure, attendant liquidity risks and capital return policies.

ONE-TIME AWARDS INFLATE ALREADY HIGH EXECUTIVE PAY AND BETRAY POOR JUDGMENT.

CEO Patrick Doyle has been handsomely rewarded for the company's performance with his current 3-year realizable pay (based on Equilar Inc.'s "ISS Realizable Pay" metric) exceeding $43 million, 3x the peer median. We see no reason, therefore, to grant Mr. Doyle an additional $2.6 million in discretionary equity awards last year. Indeed, the explanation for this award (paid 80% in the form of time-vesting stock options; 20% in performance shares) as well as similar grants to other NEOs - namely that it compensated executives holding options for the establishment of a regular dividend - is profoundly flawed. We recognize that anti-dilution payments for special dividends, as contractually paid out to our executives in 2012 following that year's special dividend, are not uncommon or wholly unjustified. However, granting additional awards for the initiation of a regular dividend is something quite different. In contrast to special dividends, there is no evidence that regular dividends permanently lower the share price. Instead, the initiation of a regular dividend lowers earnings and share-price volatilities.

While such a reduction in volatility is clearly in the interest of long-term shareholders, it does reduce the estimated value of stock options, as reflected in the construction of the Black-Scholes valuation model. But this observation only bolsters the case against stock options as a mechanism to align executive incentives with shareholders' interests; granting executives these additional options simply exacerbates this misalignment. Moreover, our executives are already in position to receive dividends on their existing equity holdings, and stand to benefit from any improved market sentiment following the initiation of the regular dividend.

Given our concerns over the generosity and necessity of these grants, it is all the more worrying for our company's corporate governance that the board made similar discretionary grants to its outside directors holding stock options (Vernon Hamilton, James Goldman, Andrew Balson, Diana Cantor, Greg Trojan), exacerbating already high pay for members of our board. Mr. Hamilton, for instance, received over $350,000 in 2013, 175% the median paid at S&P 500 companies of comparable market capitalization ($2 billion to $7.5 billion) and bringing his total pay over the past two years to $723,000.

           1900 L Street, NW, Suite 900 Washington, DC   20036
                              202-721-6060
                      www.ctwinvestment group.com

LONG-TERM AND ANNUAL INCENTIVE VEHICLES SUFFER FROM TRUNCATED PERFORMANCE HORIZONS, AND PAY-FOR-FAILURE VESTING SCHEDULE

Contrary to its name, the annual incentive plan incorporates a six-month time horizon, while the long-term performance share plan is more akin to an annual compensation plan than a truly long-term incentive vehicle. With the remainder of incentive pay comprising "plain vanilla" stock options, Domino's Pizza's incentive pay lacks a credible connection to the risks and opportunities of long-term value creation.

Rather than focusing exclusively on full-year performance, the annual cash incentive plan incorporates a mid-year payout equal to 50% of the award, based on performance over the first two quarters. Critically, this mid-year payout is "not subject to forfeiture" if the full-year performance falls short. We believe this structure could lead to a possible excessive short-term quarterly-by-quarterly focus. Meanwhile, the use of performance shares (approximately 50% of the equity mix, with the remainder in plain vanilla stock options) is undermined by having each tranche vest on the basis of annually established performance targets. While this may provide retention benefits over an annual cash plan, it risks incentivizing exactly the same short-term performance horizon, not the long-term. Moreover, the integrity of these awards is further diluted by providing for full, 100% vesting on the basis of an 85% achievement level.

WE URGE THE DISCLOSURE OF VITAL PERFORMANCE METRICS.

Of course, a stretch target might go some way to ameliorating concerns here; however, not only is the target performance not disclosed, but the performance metric itself is not given to investors. Shareholders, as a result, have no way of assessing how this plan aligns with long-term value creation or the credibility of its performance hurdles.

DIRECTOR BALSON IS A "SERIAL OVERPAYER" WHOSE ONGOING ROLE ON DOMINO'S PIZZA'S BOARD NEEDS MORE EXPLANATION.

Besides being culpable, as chairman of the Compensation Committee, for the compensation flaws at Domino's Pizza, Mr. Balson serves on two other compensation committees with serious pay concerns: Bloomin' Brands Inc. and FleetCor Technologies, Inc. At last year's Bloomin' Brands shareholder meeting, a majority of shares cast by outside shareholders opposed the company's "Say on Pay," while at Fleetcor's 2013 annual meeting approximately a quarter voted against FleetCor's stock plan (there was no "Say on Pay" proposal), with leading proxy advisory firm Institutional Shareholder Services recommending such a vote as well as a vote against directors up for election because of problematic pay practices. This unenviable record raises serious concerns over Mr. Balson's continued ability to serve as a member of our compensation committee.

Moreover, Mr. Balson's departure from the board is long overdue given the significant changes in our company's shareholder base since the 2005 public offering. A long-time Managing Director of Bain Capital, Mr. Balson joined Domino's Pizza's board in 1999 while the company was under the control of Bain. Mr. Balson's tenure has continued, however, despite Bain completely exiting Domino's Pizza in 2010. While it is understandable that private equity sponsors retain board representation after a company's initial public offering, this representation typically ends when the remaining stake is drawn down, with the board subsequently transitioning to a membership more reflective of the broader shareholder base. Not only did this not happen, but the board evidently rejected Mr. Balson's recent resignation letter, which he was required to submit under the company's Governance Guidelines following his recent retirement from Bain. In light of this, the board needs to explain to shareholders its succession planning regarding Mr. Balson.

We urge you to join us by WITHHOLDING support for Mr. Balson (Item 1) and voting AGAINST approval of the advisory vote on executive compensation (Item
2). If you would like to discuss our concerns directly with us, please contact my colleague Michael Pryce-Jones at (202) 721-6079 or michael.pryce-jones@changetowin.org.

Sincerely,

/s/ Dieter Waizenegger

Dieter Waizenegger
Executive Director, CtW Investment Group

THIS IS NOT A SOILICITATION OF AUTHORITY TO VOTE YOUR PROXY. PLEASE DO NOT SEND US YOUR PROXY CARD AS IT WILL NOT BE ACCEPTED.

[The letter printed above was also an attachment to the following communication on Twitter:]

CtW Investment Group ?@CtWInvGrp

See our call to vote against #Execpay at Domino's Pizza - vote against #sayonpay and director Balson http://ow.ly/vjgRr